




RECEIVED
MAY 3 1 2005
213
SECTION
PROCESSING

FILE NO. 82-34855

18.05.2005 014731

To:

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 5th Street NW
Washington, DC 20549

SUPPL

**Ref:** Rule 12g3-2(b) exemption: submission of information

PROCESSED
JUN 0 9 2005
THOMSON
FINANCIAL

May, 18th, 2005

Dear Sirs,

BRISA – Auto-estradas de Portugal, S.A. hereby encloses, for the purpose of the above captioned exemption, the latest information made public thereby pursuant to the local securities legislation.

Best regards,

Luís D'Eça Pinheiro
Corporate & Investor Relations

**Brisa-Auto-Estradas de Portugal SA**
Quinta da Torre da Aguilha - Edifício Brisa 2785-599 São Domingos de Rana

File no: 82-34855


Brisa

PRESS RELEASE

BRISA Auto-Estradas de Portugal, S.A public company with head-office at Quinta da Torre da Aguilha - Edifício BRISA, parish of São Domingos de Rana, municipality of Cascais, holder of tax number 500048177, registered at the Commercial Registry Office of Cascais under no. 10583, with a share capital of Euro 600 000 000

Under the terms and for the purposes of Article 16 no. 1 of the Securities Code and in compliance with Article 16 of the said Code BRISA Auto-Estradas de Portugal, S.A. hereby informs that it received from SF EUROPE LIMITED, with head-office in PO Box, South Church Street, George Town, Grand Cayman, Cayman Islands, the following communication:

"in compliance with Article 16 of the Securities Code and Article 2 no. 1 of Securities Commission Regulation no. 4/2004, SF Europe Limited, company with head-office in the Cayman Islands (hereinafter called "Shareholder") hereby informs that on the past 11 May it sold 100% of the shares corresponding to the share capital of "Egadi, SGPS, S.A." (hereinafter called "EGADI") following an agreement for the purchase and sale of shares entered with José de Mello Investimentos, SGPS, S.A. (hereinafter called "Purchaser").

At the date of sale referred hereinabove EGADI directly held 29,999,362 (twenty nine million nine hundred ninety nine thousand three hundred and sixty two) shares of Brisa – Auto-Estradas de Portugal, S.A. (hereinafter called "BRISA"), corresponding to 4. 99% (four point ninety nine per cent) of the said company's share capital and 5% (five per cent) of respective voting rights (hereinafter called "Qualifying Holding").

In accordance with communication dated 6 January 2003, by virtue of shareholders' agreement relating to the exercise of voting rights entered with the Purchaser, the Qualifying Holding was already considered attributable to this company pursuant to provisions in Article 20 c) of the Securities Code.

We further inform that as from the date of the sale of the shares corresponding to the whole share capital of EGADI, SF EUROPE LIMITED does not either or indirectly hold any BRISA share or any voting right".

Furthermore, considering the current number of own shares held by BRISA the shareholding referred hereinabove corresponds to 4.99% of the share capital and 5.04% of voting rights.

São Domingos de Rana, 16 May 2005

The Company's Secretary


Brisa


RECEIVED
MAY 31 2005
PROCESSING
SECTION
213

PRESS RELEASE

BRISA Auto-Estradas de Portugal, S.A public company with head-office at Quinta da Torre da Aguilha - Edifício BRISA, parish of São Domingos de Rana, municipality of Cascais, holder of tax number 500048177, registered at the Commercial Registry Office of Cascais under no. 10583, with a share capital of Euro 600 000 000

Under the terms and for the purposes of Article 16 no. 1 of the Securities Code and in compliance with Article 16 of the said Code, BRISA Auto-Estradas de Portugal, S.A. hereby informs that it received from JOSÉ DE MELLO INVESTIMENTOS, SGPS, S.A., with head-office in Funchal, Av. Arriaga, 73 – 2º - Sala 212, the following communication:

"Sirs,

In compliance with provisions in Article 2 paragraphs 2-d) and 3) of Securities Commission Regulation no. 4/2004, we hereby inform that on the past 11 May we acquired the whole share capital of "Egadi, SGPS, S.A." (hereinafter called "Egadi") pursuant to an agreement for the purchase/sale of shares entered with the said company's shareholder "SF Europe Limited".

Egadi directly holds 29,999,362 (twenty nine million nine hundred ninety nine thousand three hundred and sixty two) shares of Brisa – Auto-Estradas de Portugal, S.A. ("Brisa"), corresponding to 4.99% (four point ninety nine per cent) of respective voting rights (hereinafter called "Qualifying Holding").

In accordance with communication dated 6 January 2003, pursuant to a shareholders' agreement relating to the exercise of voting rights entered with Egadi, the Qualifying Holding was already considered attributable to the undersigned under the terms of provision in article 20 c) of the Securities Code.

Hence, following Egadi's purchase by the undersigned, there was a change in the title of the attribution of the Qualifying Holding to José de Mello Investimentos, SGPS, S.A..

Therefore, there are 184,029,310 (one hundred and eighty four million twenty nine thousand three hundred and ten) Brisa shares which are attributable to the undersigned, distributed as follows:

| | Number of Shares | % of share capital | % of voting rights[1] |
|---|---|---|---|
| José de Mello Investimentos | 96,273,502 | 16.0456% | 16.0786% |
| Window Blue[2] | 29,549.078 | 4.9248% | 4.9350% |
| Impegest[2] | 28,207,368 | 4.7012% | 4.7109% |
| Egadi[2] | 29,999,362 | 4.9999% | 5.0102% |
| **Total** | **184,029,310** | **30.6716%** | **30.7346%** |

Finally, we point out that José de Mello Investimentos, SGPS, S.A. is fully owned by José de Mello Participações II, SGPS, S.A., which in its turn is fully owned by José de Mello Sociedade Gestora de Participações Sociais, S.A.., SGPS, S.A.

[1] Considering that on 12 May 2005 Brisa held 1,230,590 own shares

[2] Companies controlled by José de Mello Investimentos, SGPS, S.A."

We further add that considering the current number of own shares held by BRISA, the holding referred hereinabove corresponds to 30.67% of the share capital and 30.92% of voting rights.

São Domingos de Rana, 16 May 2005

The Company Secretary